








Source Capital (NYSE: SOR)

Fourth Quarter 2022 Webcast Presentation

Presented by: Steven Romick, Co-Portfolio Manager

February 8, 2023

Performance

As of Date: 12/31/2022	Since 12/1/15*	10 Years**	5 Years	3 Years	1 Year	QTD
Source Capital, Inc. (NAV)	5.55%	8.12%	4.08%	3.05%	-7.09%	6.68%
60% MSCI ACWI 40% Bloomberg US Agg	5.19%	5.39%	3.45%	1.65%	-16.02%	6.64%
60% S&P 500 40% Bloomberg US Agg	7.18%	8.08%	5.96%	3.83%	-15.79%	5.39%

Performance calculated using Morningstar Direct.

Past performance is no guarantee, nor is it indicative, of future performance. Source Capital, Inc. ("Fund") performance changes over time and current performance may be lower or higher than what is stated. Current performance information is updated monthly and is available by calling 1-800-982-4372. The returns shown for the Fund are calculated at net asset value per share, including reinvestment of all distributions, and are net of all fees and expense. Periods over one year are annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions, which would lower these figures. Since the Fund is a closed-end investment company and its shares are bought and sold on the New York Stock Exchange, your performance may also vary based upon the market price of the common stock. Comparison to an index is for illustrative purposes only. The Fund does not include outperformance of any index or benchmark in their investment objectives. An investor cannot invest directly in an index.

* On December 1, 2015, the Fund transitioned to a balanced strategy and the current portfolio managers assumed management of the Fund on that date.

** Performance prior to December 1, 2015 reflects the performance of the prior portfolio manager and investment strategy. Performance prior to December 1, 2015 is not indicative of performance for any subsequent periods.

You should consider the Fund's investment objectives, risks, and charges and expenses carefully before you invest. You can obtain additional information by visiting the website at www.fpa.com, by email at crm@fpa.com, toll free by calling 1-800-279-1241 (option 1), or by contacting the Fund in writing.

Please see the end of this presentation for additional information regarding Morningstar star ratings, important disclosures, and definitions of key terms.

Executive summary

Balanced and opportunistic strategy that seeks maximum total return for shareholders from both capital appreciation and investment income to the extent consistent with protection of invested capital

Benefits from closed-end structure allows for investment in private credit

- The Fund's exposure to private credit (including commitments) continued to ramp in 2022, increasing to 28.8% at year-end vs. 24.7% at the end of 2021.

Discount to NAV has remained narrow

- The Fund's discount to NAV was <10% for almost all of 2022 and traded as narrowly as 4% at one point (one of its lowest discounts in more than a decade).

Attractive distribution yield[1]

- 2022's distribution yield was comprised entirely of ordinary income and capital gains. The unlevered distribution rate based on the Fund's year-end closing market price was 5.74%.

Shareholder commitment

- Seek to have the discount trade tighter to NAV over a full market cycle.
  - Repurchase shares at discount to NAV and execute periodic tender offers, if necessary, in order to keep discount to NAV narrow.[2]
  - Increase distribution rate if or when fund distributable income increases.

[1] For more information related to the Fund's distribution rate, please see the press release dated November 14, 2022 (https://fpa.com/docs/default-source/funds/source-capital/literature/source-capital-press-release---november-2022.pdf?sfvrsn=15c5909d_8).

[2] For more information related to the Fund's share repurchase program, please see the press release dated January 3, 2023 (https://fpa.com/docs/default-source/funds/source-capital/literature/source-capital-press-release-jan-2023_final_v3-(002).pdf?sfvrsn=5ee3909d_4).

Past performance is no guarantee, nor is it indicative, of future results. Portfolio composition will change due to ongoing management of the Fund. There is no guarantee that the Fund will achieve its objectives and goals.

Strategy update

Investment options

- **Private credit:** Direct investments and private credit vehicles that seek to deliver a net yield of at least 8%.
- **Public credit:** Using FPA's Flexible Fixed Income strategy as a model.
- **Equity:** Global equity strategy that invests in a similar fashion to other FPA global equity strategies.*

Portfolio considerations

- **Leverage:** Opportunistically increase leverage when opportunity presents itself in private and public credit – a function of yield, spread, and confidence in the expected outcome. Limit leverage when the opposite is true.
- **Risk exposure:** Opportunistically manage exposure to equities and higher yielding bonds as function of risk and reward.
- **Share repurchases:** Return capital to shareholders and increase total investor level return by repurchasing shares at discount to NAV.

As of December 31, 2022. There is no guarantee that the Fund will achieve its objectives and goals. **Past performance is no guarantee, nor is it indicative, of future results.** Portfolio composition will change due to ongoing management of the Fund.

* FPA's global equity strategies are those in the Firm's Contrarian Value and Contrarian Value Equity strategies.

Portfolio vs. illustrative index

	Source Capital				Balanced Index 60% MSCI ACWI / 40% Bloomberg US AGG			
	Allocation		Estimated Portfolio Yield		Allocation		Portfolio Yield	
	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022
Equity	62.3%	48.0%	1.7%	2.9%	60.0%	60.0%	1.7%	2.1%
Credit								
Private (Estimated)*	13.2%	18.8%	8.0%	8.0%				
Public	19.9%	24.5%	5.7%	11.3%				
Total Credit	**33.1%**	**43.3%**	**2.2%**	**9.8%**	**40.0%**	**40.0%**	**1.8%**	**4.7%**
Other	0.1%	0.1%						
Cash	4.5%	8.5%	0.1%					
Yield			**3.3%**	**5.7%**			**1.7%**	**3.1%**

Source Capital has a 2.6% estimated yield advantage versus the Balanced Index.

* Invested assets only.

For illustrative purposes only. Source: FPA, Morningstar, as of December 31, 2022. Portfolio composition will change due to ongoing management of the Fund. Overall estimated *Portfolio Yield* is the weighted average of each category's yield. The Portfolio Yield shown for Equity is the dividend yield, and for Public Credit, it is yield-to-worst. The yield for Private Credit is a targeted net yield of 8%. Actual net yield for the Private Credit category may be different than the targets used for this analysis.

Yield to Worst ("YTW") is presented gross of fees and expenses and reflects the lowest possible yield on a callable bond without the issuer defaulting. It does not represent the yield an investor should expect to receive. As of December 31, 2022, Source Capital's ("Fund") subsidized/unsubsidized 30-day standardized SEC yield ("SEC Yield") was 3.76%/3.76% respectively. The SEC Yield calculation is an annualized measure of the Fund's dividend and interest payments for the last 30 days, less the Fund expenses. Subsidized yield reflects fee waivers and/or expense reimbursements during the period. Without waivers and/or reimbursements, yields would be reduced. Unsubsidized yield does not adjust for any fee waivers and/or expense reimbursements in effect. The SEC Yield calculation shows investors what they would earn in yield over the course of a 12-month period if the Fund continued earning the same rate for the rest of the year.

Comparison to an index is for illustrative purposes only. The Fund does not include outperformance of any index or benchmark in its investment objectives. An investor cannot invest directly in an index. Estimates are subject to change. There is no guarantee that the Fund will achieve these estimated portfolio yields in the future or achieve its objectives and goals. **Past results are no guarantee, nor is it indicative, of future results.** Please see the end of this presentation for Important Disclosures and definitions of key terms.

Narrowing discount to NAV


Percent Discount to NAV
6 month average -7.62
1 year average -7.35
Discount (%)
0
-2
-4
-6
-8
-10
-12
-14
-16
-18
Dec-15
Dec-16
Dec-17
Dec-18
Dec-19
Dec-20
Dec-21
Dec-22

Source: Bloomberg, data in the chart is for the period 12/31/2015 through 12/31/2022; data in the table is as of 12/31/2022 and uses daily NAV for each period's average discount. There is no guarantee that the Fund will achieve its objectives and goals. **Past performance is no guarantee, nor is it indicative, of future results.**

Increased exposure to private credit



Exposure	YE 2019	YE 2020	YE 2021	YE 2022
Private Credit - Committed	0.0%	11.7%	24.7%	28.8%
Private Credit - Funded	0.0%	7.5%	14.6%	20.9%

Source: FPA, data in the chart is for the period 12/31/2019 through 12/31/2022 data in the table is as of 12/31/2022. Exposure refers to percent of net assets. Portfolio composition will change due to ongoing management of the Fund. **Past performance is no guarantee, nor is it indicative, of future results.**

Recent actions (last 12 months)

Distributions

- Monthly $0.185 distribution has remained unchanged since March 2021*

Discount management

- Open market share repurchases
  - May repurchase shares when discount to NAV exceeds 5%.***
  - The Fund repurchased 62,148 shares during 2022 (representing 0.74% of the outstanding shares) and at an average discount to NAV of 8.66%.

- Tender offers
  - To the extent the discount to NAV is more than 10%, then the Fund will conduct a tender for 10% of the Fund's outstanding shares at 98% of NAV per share for calendar years 2023 and 2024.**
  - There was no tender offer for calendar year 2022 because fund traded, on average, at less than a 10% discount last year.

As of December 31, 2022 unless otherwise noted.

* The Fund's distribution rate may be affected by numerous factors, including changes in realized and projected market returns, Fund performance, and other factors. There can be no assurance that a change in market conditions or other factors will not result in a change in the Fund's distribution rate at a future time.

** Additional details about the tender offers under the Discount Management Program can be found in the January 3, 2023 press release which is posted at www.fpa.com and covered calendar years 2023 and 2024. The 2022 measurement period was January 1, 2022 through December 31, 2022. The Discount Management Program was extended for calendar year 2023 and 2024. Note, in the event of a tender offer, there may be tax consequences for a stockholder. For example, a stockholder may owe capital gains taxes on any increase in value of the shares over their original cost.

*** Effective October 14, 2020.

Additional Questions/Comments

Please contact:

Ryan Leggio

Vice President, Strategy for Source Capital

rleggio@fpa.com

or your FPA relationship representative

Important disclosures

These slides are intended as supplemental material to the February 8, 2023 Source Capital, Inc. ("Source Capital" or "Fund") audio presentation and transcript that are posted on First Pacific Advisor, LP's ("FPA" or "Adviser") website at www.fpa.com.

This presentation is for informational and discussion purposes only and does not constitute, and should not be construed as, an offer or solicitation for the purchase or sale with respect to any securities, products or services discussed, and neither does it provide investment advice. There shall not be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. In the event of a tender offer, there may be tax consequences for a stockholder. For example, a stockholder may owe capital gains taxes on any increase in the value of the shares over your original cost. This presentation does not constitute an investment management agreement or offering circular.

On December 1, 2015, a new portfolio management team assumed management of the Source Capital, Inc. ("Fund") and the Fund transitioned to a balanced strategy. Performance prior to December 1, 2015 reflects the performance of the prior portfolio manager and investment strategy and is not indicative of performance for any subsequent periods.

Current performance information is updated monthly and is available by calling 1-800-982-4372 or by visiting www.fpa.com. Performance data quoted represents past performance, which is no guarantee of future results. Current performance may vary from the performance quoted. The returns shown for Source Capital are calculated at net asset value per share, including reinvestment of all distributions. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions, which would lower these figures. Since Source Capital is a closed-end investment company and its shares are bought and sold on the New York Stock Exchange, your performance may also vary based upon the market price of the common stock.

The Fund is managed according to its investment strategy which may differ significantly in terms of security holdings, industry weightings, and asset allocation from those of the comparative indices. Overall Fund performance, characteristics and volatility may differ from the comparative indices shown.

There is no guarantee the Fund's investment objectives will be achieved. You should consider the Fund's investment objectives, risks, and charges and expenses carefully before you invest. You can obtain additional information by visiting the website at www.fpa.com, by email at crm@fpa.com, toll free by calling 1-800-982-4372, or by contacting the Fund in writing.

The views expressed herein, and any forward-looking statements, are as of the date of this publication and are those of the portfolio management team and are subject to change without notice. These views may differ from other portfolio managers and analysts of the firm as a whole and are not intended to be a forecast of future events, a guarantee of future results or investment advice. Future events or results may vary significantly from those expressed and are subject to change at any time in response to changing circumstances and industry developments. This information and data has been prepared from sources believed reliable, but the accuracy and completeness of the information cannot be guaranteed and is not a complete summary or statement of all available data.

As with any stock, the price of the Fund's common shares will fluctuate with market conditions and other factors. Shares of closed-end management investment companies frequently trade at a price that is less than (a "discount") or more than (a "premium") their net asset value. If the Fund's shares trade at a premium to net asset value, there is no assurance that any such premium will be sustained for any period of time and will not decrease, or that the shares will not trade at a discount to net asset value thereafter.

The Fund's daily New York Stock Exchange closing market prices, net asset values per share, as well as other information, including updated portfolio statistics and performance are available by visiting the website at https://fpa.com/funds/overview/source-capital, by email at crm@fpa.com, toll free by calling 1-800-279-1241 (option 1), or by contacting the Fund in writing.

Distributions may include ordinary income, net capital gains and/or returns of capital. Generally, a return of capital would occur when the amount distributed by the Fund includes a portion of (or is comprised entirely of) your investment in the Fund in addition to (or rather than) your pro-rata portion of the Fund's net income or capital gains. The Fund's distributions in any period may be more or less than the net return earned by the Fund on its investments, and therefore should not be used as a measure of performance or confused with "yield" or "income." A return of capital is not taxable; rather it reduces a shareholder's tax basis in his or her shares of the Fund.

It is important to note that differences exist between the Fund's daily internal accounting records and practices, the Fund's financial statements prepared in accordance with U.S. GAAP, and recordkeeping practices under income tax regulations. Please see the Fund's most recent shareholder reports for more detailed tax information.

The Fund's distribution rate may be affected by numerous factors, including changes in realized and projected market returns, Fund performance, and other factors. There can be no assurance that a change in market conditions or other factors will not result in a change in the Fund's distribution rate at a future time.

Important disclosures

Portfolio composition will change due to ongoing management of the Fund. References to individual financial instruments or sectors are for informational purposes only and should not be construed as recommendations by the Fund or the portfolio managers. It should not be assumed that future investments will be profitable or will equal the performance of the financial instrument or sector examples discussed. The portfolio holdings as of the most recent quarter-end may be obtained at www.fpa.com.

In making any investment decision, you must rely on your own examination of the Fund, including the risks involved in an investment. Investments mentioned herein may not be suitable for all recipients and in each case, potential investors are advised not to make any investment decision unless they have taken independent advice from an appropriately authorized advisor. An investment in any security mentioned herein does not guarantee a positive return as securities are subject to market risks, including the potential loss of principal. You should not construe the contents of this document as legal, tax, investment, accounting or other advice or recommendations.

Investing in closed-end funds involves risk, including loss of principal. Closed-end fund shares may frequently trade at a discount or premium to their net asset value.

Capital markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or economic developments. It is important to remember that there are risks inherent in any investment and there is no assurance that any investment or asset class will provide positive performance over time. The Fund may purchase foreign securities, including American Depository Receipts (ADRs) and other depository receipts, which are subject to interest rate, currency exchange rate, economic and political risks; these risks may be heightened when investing in emerging markets. Non-U.S. investing presents additional risks, such as the potential for adverse political, currency, economic, social or regulatory developments in a country, including lack of liquidity, excessive taxation, and differing legal and accounting standards. Non-U.S. securities, including American Depository Receipts (ADRs) and other depository receipts, are also subject to interest rate and currency exchange rate risks.

The return of principal in a fund that invests in fixed income securities is not guaranteed. The Fund's investments in fixed income securities have the same issuer, interest rate, inflation and credit risks that are associated with underlying bonds owned by the Fund. Such investments may be secured, partially secured or unsecured and may be unrated, and whether or not rated, may have speculative characteristics. The market price of the Fund's fixed income investments will change in response to changes in interest rates and other factors.

Generally, when interest rates go up, the value of fixed income securities, such as bonds, typically go down (and vice versa) and investors may lose principal value. Credit risk is the risk of loss of principle due to the issuer's failure to repay a loan. Generally, the lower the quality rating of a security, the greater the risk that the issuer will fail to pay interest fully and return principal in a timely manner. If an issuer defaults, the security may lose some or all its value. Lower rated bonds, convertible securities and other types of debt obligations involve greater risks than higher rated bonds.

Mortgage securities and collateralized mortgage obligations (CMOs) are subject to prepayment risk and the risk of default on the underlying mortgages or other assets; such derivatives may increase volatility. Convertible securities are generally not investment grade and are subject to greater credit risk than higher-rated investments. High yield securities can be volatile and subject to much higher instances of default. The Fund may experience increased costs, losses and delays in liquidating underlying securities should the seller of a repurchase agreement declare bankruptcy or default.

The ratings agencies that provide ratings are Standard and Poor's, Moody's, and Fitch. Credit ratings range from AAA (highest) to D (lowest). Bonds rated BBB or above are considered investment grade. Credit ratings of BB and below are lower-rated securities (junk bonds). High-yielding, non-investment grade bonds (junk bonds) involve higher risks than investment grade bonds. Bonds with credit ratings of CCC or below have high default risk.

Private placement securities are securities that are not registered under the federal securities laws, and are generally eligible for sale only to certain eligible investors. Private placements may be illiquid, and thus more difficult to sell, because there may be relatively few potential purchasers for such investments, and the sale of such investments may also be restricted under securities laws.

The Fund may use leverage. While the use of leverage may help increase the distribution and return potential of the Fund, it also increases the volatility of the Fund's net asset value (NAV), and potentially increases volatility of its distributions and market price. There are costs associated with the use of leverage, including ongoing dividend and/or interest expenses. There also may be expenses for issuing or administering leverage. Leverage changes the Fund's capital structure through the issuance of preferred shares and/or debt, both of which are senior to the common shares in priority of claims. If short-term interest rates rise, the cost of leverage will increase and likely will reduce returns earned by the Fund's common stockholders.

Value style investing presents the risk that the holdings or securities may never reach their full market value because the market fails to recognize what the portfolio management team considers the true business value or because the portfolio management team has misjudged those values. In addition, value style investing may fall out of favor and underperform growth or other styles of investing during given periods.

Important disclosures

Investing in Special Purpose Acquisition Companies ("SPACS") involves risks. Because SPACs and similar entities have no operating history or ongoing business other than seeking acquisitions, the value of their securities is particularly dependent on the ability of the entity's management to identify and complete a profitable acquisition. SPACs are not required to provide the depth of disclosures or undergo the rigorous due diligence of a traditional initial public offering (IPO). Investors in SPACs may become exposed to speculative investments, foreign or domestic, in higher risk sectors/industries. SPAC investors generally pay certain fees and give the sponsor certain incentives (e.g., discounted ownership stakes) not found in traditional IPOs. Due to this, an investment in a SPAC may include potential conflicts and the potential for misalignment of incentives in the structure of the SPAC. For more information relating to the risks of investing in SPACs please refer to the Fund's offering documents or FPA's Form ADV Part 2A.

You can obtain additional information by visiting the website at www.fpa.com, by email at crm@fpa.com, toll free by calling 1-800-279-1241 (option 1), or by contacting the Fund in writing.

Index / Benchmark / Category Definitions

Indices are unmanaged and index returns do not reflect transactions costs (e.g., commissions), investment management fees or other fees and expenses that would reduce performance for an investor. It is not possible to invest directly in an index. Indices have limitations when used for comparative purposes because they may have volatility, credit, or other material characteristics that are different from the referenced fund. For example, the referenced fund may hold underlying securities that are not included in any index used for comparative purposes and FPA makes no representation that the referenced fund is comparable to any such index in composition or element of risk involved. Any comparisons herein of the investment performance of a referenced fund to an index are qualified as follows: (i) the volatility of such index may be materially different from that of the referenced fund; (ii) such index may employ different investment guidelines and criteria than the referenced fund and, therefore, holdings in such fund may differ significantly from holdings of the securities that comprise such index; and (iii) the performance of such index may not necessarily have been selected to represent an appropriate index to compare to the performance of the referenced fund, but rather, is disclosed to allow for comparison of the referenced fund's performance (or the performance of the assets held by such fund) to that of a well-known index. Indexes should not be relied upon as a fully accurate measure of comparison. No representation is made as to the risk profile of any index relative to the risk profile of the referenced fund.

MSCI ACWI Index is a free float-adjusted market capitalization weighted index that is designed to represent performance of the full opportunity set of large- and mid-cap stocks across 23 developed and 26 emerging markets.

S&P 500 Index includes a representative sample of 500 hundred companies in leading industries of the U.S. economy. The index focuses on the large-cap segment of the market, with over 80% coverage of U.S. equities, but is also considered a proxy for the total market.

Bloomberg U.S. Aggregate Bond Index provides a measure of the performance of the US investment grade bonds market, which includes investment grade US Government bonds, investment grade corporate bonds, mortgage pass-through securities and asset-backed securities that are publicly offered for sale in the United States. The securities in the Index must have at least 1-year remaining in maturity. In addition, the securities must be denominated in US dollars and must be fixed rate, nonconvertible, and taxable.

60% S&P 500/40% Bloomberg U.S. Aggregate Bond Index is a hypothetical combination of unmanaged indices and comprises 60% S&P 500 Index and 40% Bloomberg Barclays U.S. Aggregate Bond Index.

60% MSCI ACWI/40% Bloomberg U.S. Aggregate Bond Index is a hypothetical combination of unmanaged indices and comprises 60% MSCI ACWI Index and 40% Bloomberg Barclays U.S. Aggregate Bond Index.

Important disclosures

Other Definitions

Basis Point (bps) is equal to one hundredth of one percent, or 0.01%. 100 basis points = 1%.

Dividend Yield is a financial ratio (dividend/price) that shows how much a company pays out in dividends each year relative to its stock price.

Yield Advantage is the advantage gained by purchasing convertible securities instead of common stock, which equals the difference between the rates of return of the convertible security and the common shares.

Yield to Worst is a measure of the lowest possible yield that can be received on a bond that fully operates within the terms of its contract without defaulting. It is a type of yield that is referenced when a bond has provisions that would allow the issuer to close it out before it matures.

Morningstar 50%-70% Equity Category consists of funds that seek to provide both income and capital appreciation by investing in multiple asset classes, including stocks, bonds, and cash. These portfolios are dominated by domestic holdings and have equity exposures between 50% and 70%.

Morningstar Rating™: For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.) The Overall Morningstar Rating™ for a fund is derived from a weighted average of the performance figures associated with its three-, five- and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.

 Past performance is no guarantee, nor is it indicative, of future results.

This transcript must be read in conjunction with the corresponding webcast slides, posted on fpa.com. The webcast slide page numbers are referenced below. Please also reference the Important Disclosures at the end of this transcript and throughout and at the end of the webcast presentation.

You should consider Source Capital, Inc.'s ("Fund" or "Source") investment objectives, risks, and charges and expenses carefully before you invest. You can obtain additional information by visiting the website at fpa.com, by email at crm@fpa.com, toll-free by calling 1-800-279-1241, or by contacting the Fund in writing.

Note: Items in brackets [ ] are meant to be clarifying statements but are not part of the actual audio recording of the webcast.

(00:00:00)

Moderator: Hello and welcome to today's webcast. My name is Sarah and I will be your event specialist. Please note that today's webcast is being recorded. If you are experiencing technical issues, as a best practice, we suggest you first refresh your browser.

It is now my pleasure to turn today's program over to Edmond Kadadu. Edmond, the floor is yours.

Edmond: [Please reference Slide 2] Thank you, and thank you for taking the time to join today's call as we provide a fund and portfolio update and address the pre-submitted questions.

In just a moment, you will hear from Steven Romick. Steven joined FPA in 1996, is a managing partner of FPA, and has been a portfolio manager of the Fund since December 2015.

Before I turn it over to Steven, I wanted to mention that we continue to be excited about Source's long-term prospects and hope you share the sentiment after today's webcast. We have made significant progress on the goals we laid out during the year end 2020 webcast,[1] and believe we are well-positioned to make further progress this year.

---

[1] Please refer to the Source Capital, Inc. Q4 2020 Webcast and transcript (https://fpa.com/funds/source-capital-webcast-archive), a copy of which may be obtained by visiting FPA.com, by email at crm@fpa.com, and toll free by calling 1-800-279-1241.

As a reminder, we will not be taking live questions during the webcast but we are more than happy to connect with any current or potential shareholders in the coming days should you have follow-up questions or comments.

This slide shows the Fund's trailing performance as of December 31, 2022 versus its pertinent illustrative indices. Additional details on the Fund, including performance, holdings, and commentaries can be found in the Source Capital section of FPA's website.

In recognition of the Fund's [relatively] good [historical] performance when compared to its allocation peers, Morningstar ranks Source Capital as a five-star fund over the past three years, and a four-star fund overall.[2] We believe this strategy is well-positioned to continue to deliver attractive results over the long term.

(00:02:07)

It is now my pleasure to turn over the call to Steven Romick. Steven, over to you.

Steven: [Please reference Slide 3] Thank you, Ed, and thank you all for taking the time to listen to this brief update on Source Capital's, on FPA Source Capital closed-end fund. Source's portfolio management team continues to work to achieve a balance of both the capital appreciation and income while being mindful of the downside, that is, a permanent impairment of capital.

One of the benefits of managing a closed-end fund is it allows us the flexibility as

---

[2] Source: Morningstar Direct. "Allocation peers" refers to the Morningstar *Allocation 50% to 70% Equity Category* ("Category"). The Fund's annualized total return (NAV) versus the Category was 3.05% versus 1.42%, respectively, for the past three years ending December 31, 2022. There were 6 closed-end funds in the Category for the three year-period ending December 31, 2022. For the five- and ten-year periods ending Dec. 31, 2022, annualized performance for the Fund versus the Category was 4.08% vs 3.88% (5-year) and 8.14% vs 7.28% (10-year). During those periods there were 6 and 6 closed-end funds in the Category. Please refer to the Important Disclosures section of the webcast slides for a full description of the Fund's Morningstar category and ratings. **Past performance is no guarantee, nor is it indicative, of future results.**

managers to invest in less liquid securities that we believe can offer an attractive risk/reward profile that is [generally] different from public securities. We have increasingly used private credit to help deliver on Source's charter. The Fund's exposure to private credit, including commitments, continued to ramp up in 2022, increasing to around 29% at year-end [2022] versus around 25% at the end of 2021.

Source's discount to NAV remained narrow last year, trading at less than 10% for almost the entire year. Its distribution yield remains attractive at 5.74%. That's the unlevered distribution rate based on the Fund's year end 2022 closing market price.

Our goal is to manage to a distributable income level that is competitive. Last year's distribution yield was comprised entirely of ordinary income and capital gains, that is, no return of capital.

We remain committed to Source's shareholders, to deliver on [its] charter, and to seek to have that discount trade even tighter to NAV over a full market cycle. There are a number of levers that we may avail ourselves of to accomplish that, including looking for ways to increase the Fund's distribution yield and, in certain circumstances, share repurchases.

Source's portfolio managers and partners at FPA have increased the number of shares [they] held during 2022, and the current value of that position in the aggregate is around $3.5 million [as of December 31, 2022].

(00:04:09)

[Please reference Slide 4] Source maintains the unusually broad flexibility to invest in both public and private credit as well as equities, which provides the Fund an incredibly wide range of securities from which to choose. That can help us achieve [the Fund's] objective.

We continue to migrate the yield of the public credit book higher, and we hope for that to continue—market permitting of course. That, along with private credit, will hopefully aid in the increase of the Fund's distributable yield. NAV has benefited from the aforementioned opportunistic share repurchases and will hopefully be further enhanced by the addition of leverage as the Fund gets more invested in credit.

[Please reference Slide 5] Here is a snapshot of the portfolio at year end as compared to a global balanced benchmark. Source Capital ended [2022] with 48% in equities; 43% in credit; and a negligible amount in other—0.1%, which includes preferred stock; and the balance, that's about 8.5%, in cash. Thanks to the Fund's exposure to higher-yielding private and public credit, we estimate that its gross yield run rate is approximately 5.7% [as of December 31, 2022], higher by about 2.4% from the end of 2020, and 2.5 points higher than the yield of the global balanced index exhibited here, which is just 3.1%. We hope to continue to increase the Fund's yield as we further [seek to] increase the yield of the Fund's credit book, draw down the cash, and ultimately add leverage via the credit line that was established [in March 2022].

[Please reference Slide 6] [We believe] the actions taken to date have allowed Source Capital's discount to narrow. The Fund traded as low as a 4% discount during 2022, near its lowest discount in over a decade. The average discount during 2022 was 7.35%, marginally lower than 2021 and significantly lower than the 13% average in 2020. To the extent the discount widens significantly, we intend to opportunistically repurchase the Fund's own shares [pursuant to the Fund's share repurchase program].[3]

(00:06:17)

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[3] For more information related to the Fund's share repurchase program, please see the press release dated January 3, 2023 (https://fpa.com/docs/default-source/funds/source-capital/literature/source-capital-press-release-jan-2023_final_v3-(002).pdf?sfvrsn=5ee3909d_4).

Hopefully these actions, among others, coupled with successful execution of the strategy over time, will continue to allow the Fund's discount to trade closer to NAV over full market cycles.

[Please reference Slide 7] This chart offers a little more granularity with respect to the private credit sleeve within Source. We have underwritten the Fund's private credit exposure to a mix of private partnerships and individual loans, with a blended target yield of at least 8%.

As you can see, Source Capital had no exposure to private credit in 2019. [At year-end 2022], 20.9% of Source is invested in the asset class, an increase of 6.3% versus year-end 2021. And, if all commitments were drawn today, that exposure would rise to about 28.8%.

Increased exposure, and hopefully good performance in [the] private credit book, will buttress the Fund's distributable yield.

[Please reference Slide 8] The Board of Source recently approved maintaining the monthly fund distributions as the current rate of 18.5 cents per share through February 2023. This equates to, as I said earlier, an annualized 5.7% unlevered distribution rate.[4]

As previously reported but worth repeating, if the Fund's discount to NAV exceeds 10%, then the Fund will conduct a tender offer for 10% of its shares outstanding at 98% of NAV. This commitment stands for 2023 and 2024.

(00:08:08)

That's the end of my prepared remarks, and I'll now turn to Q&A. But before I do,

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[4] For more information please refer to the following press release: https://fpa.com/docs/default-source/funds/source-capital/literature/source-capital-press-release---november-2022.pdf?sfvrsn=15c5909d_8

I just want to highlight what Ed said. We are taking questions that have come in in advance and not questions, as we do in our public fund calls, as they come in over the transom as well as what's been received in advance.

First question is, "How much of the $2.22 annual dividend is currently/projected to be earned versus a return of capital?"

Now, it's impossible to make projections as to how much of the distribution will be earned, and I'm defining "earned" in this case to be how much of the dividend is covered by ordinary income and capital appreciation, not just realized gains. We aspire to being 100% covered over full market cycles. It was fully covered/earned in 2022.[5]

"Could you give an update on the SPAC holdings?"

The SPAC holdings are in the process of unwinding. [As of December 31, 2022], they are around 4.7%, down from 5.8% in mid-2021. The SPAC position was built with an expectation of a range of outcomes that would deliver a rate of return better than where short rates were at that time, with the optionality that some of the SPACs would make an attractive acquisition that would cause its stock price to rise. Importantly, we set this up where we wouldn't likely lose money, yet retained the potential for some good upside. Market circumstances have changed and the return will be at the low end of our expected range of outcomes—not outside the range and, importantly, [we expect them to be] still positive.

We have three questions on private credit. I'm going to address the first two

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[5] Distributions may include ordinary income, net capital gains and/or returns of capital. Generally, a return of capital would occur when the amount distributed by the Fund includes a portion of (or is comprised entirely of) your investment in the Fund in addition to (or rather than) your pro-rata portion of the Fund's net income or capital gains. The Fund's distributions in any period may be more or less than the net return earned by the Fund on its investments, and therefore should not be used as a measure of performance or confused with "yield" or "income." A return of capital is not taxable; rather it reduces a shareholder's tax basis in his or her shares of the Fund.

together. "Can you broadly discuss the private credit sleeve of the portfolio, specifically what is the overall strategy for deploying capital in that space? What types of deals are you committed/invested in?" "Please describe your process for private credit lending, also how those holdings are marked-to-market."

(00:10:12)

Our Contrarian Value team has been investing in private credit for more than a decade.

In Source, we will be applying the same principles [as our Contrarian Value Strategy] in investing directly in private loans, as well as including exposure to private credit vehicles. We are using private loans to increase the total portfolio yield, and we expect to benefit from an attractive total rate of return without a lot of downside risk. Direct investment in private loans has been asset base-focused, as our priorities are first to get the capital back, and secondly to get a return on it. That is compared to, say, the larger part of the market that are enterprise value-, cash flow-based loans.

I believe prospective rates of return for direct private credit lending will be lower than the past. I think the private credit sleeve should deliver an equity[-like] rate of return with a low risk for a permanent impairment of capital. The private credit investments are marked at fair value based on the policies, criteria and processes established for each type of security by FPA's Valuation and Liquidity Committee.

"Can you walk through your top two or three private credit deals? Why do you like them? How have they performed?"

You know, this question asks us to walk through some of the private credit investments we've made. I think for our next call, we'll look to lay out a case study. And on this call, I'll speak to it at a high level. So I'll walk through [one] of the asset-based loans.

(00:12:06)

    We committed to co-invest in a multifamily construction loan in Brooklyn. Our underwriting supports good asset coverage, a good sponsor, a good builder, and as part of the underwriting, includes the retention and favorable report of a third-party consultant that analyzed the builder's budget. While there clearly are no guarantees, the underwritten rate of return is expected to be around 15%.

    That was all of our questions that came in an advance. The team, as always, is so happy to get on the phone with you to answer any questions you might have in additional detail, beginning with the BD team and followed up by other members of the portfolio management squad. I'm going to turn it back to Ed.

Edmond: [Please reference Slide 9] Thanks, Steven. As Steven mentioned, if any of our listeners have any additional questions, please reach out to your FPA relationship representative, or you can reach out directly to Ryan Leggio, VP of Strategy for Source Capital, and his contact information is both on the screen in front of you and on our website.

.   With that, we thank everyone for joining our Source webcast today, and we turn the call back over to the moderator for closing disclosures. Thank you.

(00:14:11)

Moderator: [Please reference Important Disclosure Section, slides 10-13] Thank you for your participation in today's webcast. We invite you, your colleagues and shareholders to listen to the playback of this recording and view the presentation slides that will be available on our website, typically within a few weeks, at FPA.com. We urge you to visit the website for additional information about the Fund, such as complete portfolio holdings, historical returns, and after-tax returns.

Following today's webcast, you will have the opportunity to provide your feedback and submit any comments or suggestions. We encourage you to complete this portion of the webcast. We know your time is valuable, and we do appreciate and review all your comments.

Please visit FPA.com for future webcast information, including replays. We post the date and time of upcoming webcasts towards the end of each current quarter, and webcasts are typically held three to four weeks following each quarter end. If you did not receive an invitation via email for today's webcast and would like to receive them, please email us at crm@fpa.com.

We hope that our quarterly commentaries, webcasts, and special commentaries will continue to keep you appropriately informed on the strategies discussed today.

We do want to make sure you understand that the views expressed on this call are as of today, and are subject to change without notice, based on market and other conditions. These views may differ from other portfolio managers and analysts at the firm as a whole, and are not intended to be a forecast of future events, a guarantee of future results, or investment advice.

[First Pacific Advisors, LP does not provide legal, accounting, or tax advice. Please contact your accounting or tax advisors and/or legal counsel to review the impact of capital gains on your situation and discuss possible tax strategies.]

Past performance is no guarantee nor is it indicative of future results.

Any mention of individual securities or sectors should not be construed as a recommendation to purchase or sell such securities, or invest in such sectors, and any information provided is not a sufficient basis upon which to make an investment decision.

(00:16:04)

It should not be assumed that future investments will be profitable or will equal the performance of the security or sector examples discussed.

Investing in the Fund involves risk, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment.

Any statistics or market data mentioned during this webcast have been obtained from sources believed to be reliable, but the accuracy and completeness cannot be guaranteed.

You should consider the Fund's investment objectives, risks, and charges, and expenses carefully before you invest. You can obtain additional information by visiting the website at FPA.com, by email at crm@fpa.com, tollfree by calling 1-800-279-1241 option 1, or by contacting the Fund in writing.

This concludes today's call. Thank you and enjoy the rest of your day.

(00:17:02)

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